(GRAPHIC)

                                              FINANCIAL SOLUTIONS THAT ADD VALUE

                                                      (WEST BANCORPORATION LOGO)

                                  West Bancorporation, Inc. | 2005 Annual Report

                                        WEST BANCORPORATION, INC. & SUBSIDIARIES

FINANCIAL HIGHLIGHTS            (dollars in thousands, except per share amounts)

                                  2005         2004         2003        2002       2001
                               ----------   ----------   ----------   --------   --------
YEAR-END BALANCES
   Assets                      $1,244,380   $1,148,435   $1,000,612   $886,116   $815,970
   Investment securities          274,718      347,052      274,913    212,292    189,473
   Loans                          867,504      725,845      599,355    488,453    493,399
   Non-performing loans             4,912          860        1,793      1,899      1,274
   Deposits                       944,893      865,932      705,074    613,099    571,730
   Stockholders' equity           104,521       97,620       92,896     85,824     79,012

AVERAGE BALANCES
   Assets                       1,192,208    1,066,511      932,907    837,938    837,798
   Investment securities          313,015      301,718      246,823    213,361    203,137
   Loans                          785,164      645,875      531,033    482,013    495,825
   Deposits                       862,376      764,741      608,544    568,625    547,247
   Stockholders' equity           100,392       94,209       88,742     81,904     74,977

RESULTS OF OPERATIONS
   Net interest income             38,373       35,647       32,322     30,990     29,662
   Provision for loan losses        1,775        1,200          850        910      1,063
   Noninterest income              11,517       10,706        9,305      6,614      6,314
   Noninterest expense             18,645       16,968       14,694     11,220     10,480
   Income before taxes             29,470       28,185       26,083     25,474     24,433
   Net income                      20,075       18,614       17,283     16,376     15,736

PER COMMON SHARE(1)
   Net income                        1.20         1.11         1.02       0.97       0.93
   Dividend                         0.640        0.625        0.610      0.590      0.571
   Book value                        6.26         5.84         5.51       5.09       4.69
   Closing price                    18.70        17.61        16.46      14.46      11.24

RATIOS
   Return on average equity         20.00%       19.76%       19.48%     19.99%     20.99%
   Return on average assets          1.68%        1.75%        1.85%      1.95%      1.88%
   Efficiency ratio                 36.22%       35.78%       34.78%     29.19%     28.23%
   Net interest margin               3.62%        3.71%        3.77%      3.97%      3.81%
   Average equity as %
      of average assets              8.42%        8.83%        9.51%      9.77%      8.95%
   Allowance for loan losses
      as % of average loans          0.97%        1.01%        1.13%      0.93%      0.86%
   Net charge-offs as %
      of average loans               0.09%        0.10%        0.05%      0.14%      0.21%
   Non-performing loans
      as % of loans                  0.57%        0.12%        0.30%      0.39%      0.26%

(1) In July 2004, the Company's Board of Directors authorized a 5% common stock dividend. Per share numbers in this report have been adjusted for that stock dividend.

Shareholders' Letter

DEAR SHAREHOLDERS:

2005 was another successful year for West Bancorporation, Inc. Net income for the Company was $20,075,000 or $1.20 per share, up 7.8 percent from $18,614,000 or $1.11 per share in 2004. Return on average equity was 20 percent and return on average assets was 1.68 percent. The overall efficiency ratio was 36.22 percent, while the efficiency ratio for our subsidiary West Bank was 32.19 percent.

We continue to believe that working in partnership with each of our four stakeholders is the key to our success. In 2005 we accomplished the following.

OUR SHAREHOLDERS. We paid a cash dividend of $.64 per share for a dividend yield of 3.42 percent based on the year end closing stock price of $18.70. The total return on an investment in our stock from January 1, 2005 through December 31, 2005 was 10 percent compared to the total return of the SNL Midwest Bank Index of -3.6 percent. In 2005 we expanded the use of our new profitability and asset liability management system which will allow us to make better use of our income-producing assets for the benefit of our shareholders.

OUR EMPLOYEES. 2005 was noteworthy for the installation of systems to create and manage checking and savings accounts for our clients in a manner that will allow our employees to spend more time assisting our clients and less time managing paperwork. We completed the remodeling of our 22nd Street bank, which included the expansion of our employee break room, the creation of our conference center and new trust facilities, and updating the first floor client area. Our employee mission continues to be to provide a quality work environment in which our employees can serve our clients in a fun, competitive and efficient manner.

OUR CLIENTS. The entities profiled in this report, Lutheran Services in Iowa and The Mansion typify the close relationships we have with our many clients. Client surveys, conducted in 2005, reinforced the concept that close relationships and excellent service are expected by our clients. To improve our client service we implemented a mystery shopping program in all of our branch offices. We saw immediate results. As our mystery shopping results improved we experienced fewer client problems and an increase in positive survey results from our clients.

OUR COMMUNITY. In 2005, we continued our focus on funding charitable contributions and community service. Through the West Bancorporation Foundation, we funded 56 charitable grants totaling $204,000. Several community projects were accomplished as our employees contributed approximately 7,500 hours to community service in our markets. As described on page six of our Annual Report, these efforts were recognized by the United Way of Central Iowa with its 2005 Impact Award. Receipt of the Impact Award was a proud moment for all of us.

On December 30th, we completed the purchase of Investors Management Group, Ltd.
(IMG). IMG is a registered investment advisor headquartered in West Des Moines. It currently manages approximately $3.8 billion for a variety of investors. In late 2006 IMG will combine with VMF Capital, our other registered investment advisor. The combined company will allow us to expand asset management solutions for our clients and to make progress toward our vision of being the best financial solutions company in our markets. We describe this latest acquisition in more detail on page four of our Annual Report.

In 2006, we will focus on building client relationships and providing financial solutions through superior service and a collaborative approach from each of our business lines. We will also focus on enhancing the work experience of our employees in a manner that will provide better solutions for our clients and increase our shareholder value. Our market share expansion in both community banking and the asset management business will continue as we deepen the relationships with our current clients.

2006 will be a challenging year. We expect the increase in short-term interest rates to abate early in the year and the rate of inflation to remain relatively low. We also anticipate the level of foreign investment in the U.S. Treasury market will keep the yield curve flat or inverted throughout the year, which will reduce the largest driver of our net income - the net interest income from the bank. We have implemented steps to reduce expenses in all business lines. This expense reduction, when combined with the non-interest income from the bank and our asset management companies, should produce positive results for us in 2006.

All of us at West Bank, VMF Capital and IMG look forward to delivering exceptional service and financial solutions to our clients, and providing the financial results that you, our shareholders, expect.

                                        Very truly yours,


                                        /s/ Thomas E. Stanberry
                                        ----------------------------------------
                                        Thomas E. Stanberry
                                        Chairman, President and Chief
                                        Executive Officer

              Adding value to our relationships with our customers

"IMG HAS CONSISTENTLY DELIVERED SOLID PERFORMANCE"

     The acquisition of Investors Management Group (IMG) in 2005 has added an important component to West Bancorporation's ability to offer customers a complete, one-stop financial solutions resource. The acquisition, which became final in December of 2005, complements the money management services currently offered by the West Bank trust department and through our wholly-owned subsidiary WB Capital Management Inc., doing business as VMF Capital.

     "This transaction expands our comprehensive asset management solutions for business and high net worth individual customers," explained Thomas E. Stanberry.

                                  (GROUP PHOTO)

       (l to r) Tom Stanberry, West Bancorporation chairman, president and CEO; Jeff Lorenzen, president and chief investment officer of IMG; and
       Scott Eltjes, managing director and head of VMF Capital, gather at
                          IMG's West Des Moines office.

     With assets under management of more than $3.8 billion, IMG's strength is in managing fixed income assets. VMF Capital, which specializes in equity asset management, has an additional $800 million in assets under management. IMG currently has 26 employees in its West Des Moines Office. The company was purchased from Rockford, Illinois-based AMCORE Financial, Inc. AMCORE Chairman, President and CEO Kenneth E. Edge said, "IMG consistently has delivered solid fixed-income performance and will be a good fit for West Bancorporation. Headquartered in Iowa, West Bancorporation can better facilitate the expansion of Des Moines-based IMG's institutional investment business."

     Agreeing with that assessment, Stanberry further commented, "For over 20 years, IMG has been serving customers in the upper midwest, and we are pleased to bring its ownership back home to Iowa. We have great respect for IMG's business and team."

     The acquisition fits nicely into the wealth management structure being built by West Bancorporation. The West Bank trust department specializes in helping individuals and families maximize their financial resources through financial planning, asset management, trust administration and estate planning. VMF Capital specializes in portfolio management services for individual investors, retirement plans, corporations, foundations and endowments primarily through domestic equity and fixed income strategies.

     IMG will enhance the wealth management structure already in place, focusing on long-term relationships with insurance companies, foundations and endowments, public agencies, institutional financial consultants, and high net worth individuals by managing portfolios primarily comprised of investment-grade fixed-income assets.

     "West Bancorporation's growth will continue to be driven by the addition of products and services that add value to our customers," said Stanberry. "IMG fits perfectly into that profile."

                                  (GROUP PHOTO)

       (l to r) Tina Gordinier, VMF Capital; Carol Stone, West Bank trust department; Deb Gay and Mike Buck, Luthern Services in Iowa.

"THEY'VE BEEN QUICK TO UNDERSTAND OUR NEEDS AND BRING US SOLUTIONS"

     Lutheran Services in Iowa (LSI) is the state's largest private non-profit provider of human services. LSI improves the lives of more than 40,000 Iowans every year with residential treatment, services to families, home health care, early childhood programs, adoption services, refugee resettlement, services for persons with disabilities, disaster response, and economic development community programs. All this is accomplished with 750 employees in locations throughout Iowa.

     LSI's ability to continue to provide these crucial services year-to-year is dependent upon being good financial stewards. To that end, they have turned to the West Bank trust department and VMF Capital for asset management assistance.

     "VMF Capital helps manage a portion of our investment portfolio," explained Deb Gay, LSI's director of finance. "Our board establishes an investment policy which we share with VMF. In turn, VMF invests our assets according to the parameters of the policy for the best possible return."

     Deb says working with Scott Eltjes and Tina Gordinier at VMF has been a pleasure. "We recently had some statement and reporting problems," she said. "Tina and Scott brought us technical solutions for the problems that have resulted in better, more precise, more understandable summaries for our board and investment committee to use."

     They even presented LSI's investment committee with suggestions for modifying and improving the organization's investment policy. "They've been quick to understand our needs and bring us solutions," she said.

     The organization and VMF also work with Carol Stone in West Bank's trust department, which maintains custody of the securities and provides reporting services. "We're glad they continue to place their confidence in us," commented Carol Stone who heads the West Bank trust department. "We look forward to working with them for many years to come."

"THEY'RE VERY PROACTIVE IN ANTICIPATING OUR NEEDS"

     The Mansion is a fine furnishings and interior design firm that has a long, successful track record. Originally opened in Iowa City in 1980 by Chuck Skaugstad, Jr., The Mansion has now expanded into the Des Moines market with a second location, owned and operated by Ted Irvine. Skaugstad describes the second location as the "same business under the same name" which runs as a partnership between Skaugstad and Irvine.

     The expansion into the Des Moines market necessitated a new approach to the company's banking requirements. Skaugstad credits the technology West Bank brought to them for making it easier for his company to do business in two markets.

     "West Bank offered us the flexibility and structuring we needed to transact business in both locations," he said. "They're very proactive in anticipating our needs and presenting us with solutions we may not have even realized existed."

     Says Lynn Rowat, West Bank Eastern Iowa market president, "The Mansion is a truly extraordinary place with which we have forged strong personal and business relationships. If you build strong enough relationships, it really does make a difference."

     "We didn't shop around for a bank when we opened in Des Moines," said Irvine. "I knew West Bank was the bank. They've always had a strong reputation for local service and fair dealing with businesses like ours."

     Irvine works with West Bank vice-president John Humeston. Both Skaugstad and Irvine had worked with West Bank President Brad Winterbottom for many years. "We bank at West Bank because of the people," says Irvine. "We tap into the expertise of Humeston, Rowat and Winterbottom every chance we get."

     "I've known Brad Winterbottom and Lynn Rowat for years and so has Ted," says Skaugstad. "They're personal friends and exceptional bankers... business partners in the best sense."

                                  (GROUP PHOTO)

     (l to r) Chuck Skaugstad, Jr., owner of The Mansion of Iowa City; Lynn
      Rowat, West Bank Eastern Iowa market president; Ted Irvine, owner of
       The Mansion of Des Moines; John Humeston, West Bank vice president,
         Des Moines. The four work together to keep The Mansion growing.

                    Adding value to the communities we serve

"A GREAT UNITED WAY PARTNER AND SUPPORTER FOR MANY YEARS"

     The United Way of Central Iowa awarded West Bank its Impact Award for the bank's outstanding results and effort in the employee fundraising campaign. The award was presented at the United Way's annual awards luncheon attended by more than 400 people representing more than 100 companies that support the United Way.

     "West Bank has been a great United Way partner and supporter for many years," said Tim Henkel, United Way of Central Iowa vice president of resource development. "The participation by their employees is among the highest in the community. The company and its employees also give freely of their time to reach out to the community."

                                  (GROUP PHOTO)

     Displaying the United Way Impact Award are (l to r) Brad Winterbottom,
      West Bank president; Marc Meyer, West Bank senior vice president; and
         Tom Stanberry, West Bancorporation chairman, president and CEO.

     According to Henkel, the awards were developed to recognize the most outstanding efforts of the nearly 1,000 companies that participate in the annual United Way campaign. The panel of judges is made up of employees who coordinate their campaign efforts at their various companies and have won these awards in the past.

     Impact Award winners were chosen from a group of community peers from nearly 40 local firms for their creative and successful campaign practices.

     "This award recognizes the caring nature and community spirit of our employees," said Tom Stanberry. "I think one of the most important factors in our winning this award is the 7,500 hours of volunteer time our employees gave to the community and that's just in the greater Des Moines area."

     The West Bank branches in Iowa City and Coralville are also making significant contributions of both time and resources. "We're committed to helping United Way of Johnson County be successful and effective," said Lynn Rowat, West Bank Eastern Iowa market president. "We do this by providing significant corporate gifts and by providing a forum for our employees to learn more about the United Way agencies in Johnson County."

     Rowat has a long history of personal involvement with United Way, having served as volunteer treasurer for the organization for more than nine years in the past. Iowa City and Coralville West Bank staff members also currently serve on several boards of various United Way of Johnson County organizations.

"MORE COMMITTED THAN EVER TO GIVING BACK TO THE COMMUNITY"

     The West Bancorporation Foundation, Inc. is primarily focused on community activities that further the well-being of children and young adults through initiatives that address issues of health, education, housing and the arts. We have had a very long, vested interest in maximizing the health and well-being of the communities where we do business and the citizens who live there. We remain more committed than ever to giving back to the communities that have contributed to our success. During 2005, the Foundation awarded grants to the following organizations:

     -    AIB College of Business Foundation

     -    American Diabetes Association 2005 Walk

     -    American Red Cross Central Iowa & Grant Wood Chapters for Hurricane
          Relief

     -    Beacon of Life

     -    Bernie Lorenz Recovery, Inc.

     -    Camp Courageous of Iowa

     -    Children and Families of Iowa

     -    Coralville Public Library

     -    Des Moines Art Center

     -    Des Moines Art Festival

     -    Des Moines Library Foundation

     -    Des Moines Metro Opera

     -    Des Moines Public School Library Support Group

     -    Des Moines Symphony Muggles Making Music

     -    Dollars for Scholars

     -    Domestic Violence Intervention Program

     -    Dowling Catholic High School - Project Intercept

     -    Eddie Davis Community Center, Inc.

     -    Englert Theater

     -    Freedom for Youth Ministries

     -    Friends of the Botanical Center

     -    Goodwill Industries of Central Iowa

     -    Goodwill Industries of Southeast Iowa

     - Greater Des Moines Habitat for Humanity / Greater Des Moines Leadership Institute - Raise the Roof Project

     -    Hawthorne Hill

     -    Hope Ministries

     -    Housing Trust Fund of Johnson County

     -    Iowa College Foundation Minority Scholarship

     -    Iowa Senior Games

     -    Iowa Valley Habitat for Humanity

     -    Iowa Women's Foundation

     -    Iowa Youth Chorus

     -    Junior Achievement

     -    Junior Service League Holiday Home Tour

     -    Link Associates

     -    Mentor Holiday Parties

     -    Metro Arts Alliance

     -    Oakridge Neighborhood

     -    Old Brick

     -    Old Capitol Museum Renovation

     -    Phenix Elementary School

     -    Prevent Blindness Iowa

     -    Safe Schools for All (GLBT)

     -    St. Joseph Emergency Family Shelter

     -    Salisbury House Foundation

     -    Science Center of Iowa

     -    Tools for Schools

     -    United Way (Corporate Gift)

     -    Variety Club of Iowa

     -    Winefest 2005

     -    WOI Radio Group

     -    World Food Prize

     -    Young Women's Resource Center

     -    Youth Homes of Mid-America

                         DIRECTORS & EXECUTIVE OFFICERS

WEST BANCORPORATION BOARD OF DIRECTORS

(GROUP PHOTO)

JACK G. WAHLIG                                                                 1
President, Integrus Financial, L.C.

STEVEN G. CHAPMAN                                                              2
Chairman, President & CEO, ITAGroup, Inc.

THOMAS E. STANBERRY                                                            3
Chairman, President, & CEO

FRANK W. BERLIN                                                                4
President, Frank W. Berlin & Associates

MICHAEL A. COPPOLA                                                             5
President, Coppola Enterprises, Inc.

GEORGE D. MILLIGAN                                                             6
President, The Graham Group, Inc.

CONNIE WIMER                                                                   7
Publisher, Business Publications

ROBERT G. PULVER                                                               8
President & CEO, All State Industries, Inc.

ORVILLE E. CROWLEY                                                             9
President, Linden Lane Farms

EXECUTIVE OFFICERS

(GROUP PHOTO)

THOMAS E. STANBERRY                                                            1
Chairman, President & CEO

JOYCE A. CHAPMAN                                                               2
Executive Vice President, West Bank

SCOTT D. ELTJES                                                                3
Head of VMF Capital

SHAREN K. SURBER                                                               4
Executive Vice President, West Bank

BRAD L. WINTERBOTTOM                                                           5
President, West Bank

DOUGLAS R. GULLING                                                             6
Chief Financial Officer

                                        WEST BANCORPORATION, INC. & SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS                             December 31, 2005 & 2004

                                                              2005             2004
                                                         --------------   --------------
ASSETS
   Cash and due from banks                               $   39,424,270   $   18,686,360
   Federal funds sold and other short-term investments        1,241,044       11,193,099
                                                         --------------   --------------
      CASH AND CASH EQUIVALENTS                              40,665,314       29,879,459

   Securities available for sale                            270,333,846      281,110,020
   Securities held to maturity                                       --       59,419,549
   Federal Home Loan Bank stock, at cost                      4,384,400        6,522,800
   Loans                                                    867,504,620      725,845,003
   Allowance for loan losses                                 (7,615,188)      (6,526,824)
                                                         --------------   --------------
      LOANS, NET                                            859,889,432      719,318,179
   Premises and equipment, net                                5,650,009        4,309,597
   Accrued interest receivable                                7,861,647        6,505,047
   Goodwill and other intangible assets                      27,116,287       16,561,810
   Bank-owned life insurance                                 22,099,259       21,256,138
   Other assets                                               6,380,103        3,551,911
                                                         --------------   --------------
                                                         $1,244,380,297   $1,148,434,510
                                                         ==============   ==============

LIABILITIES AND STOCKHOLDERS' EQUITY

LIABILITIES

   Deposits:
      Noninterest bearing demand                         $  207,492,888   $  186,710,245
      Savings and interest bearing demand                   343,697,862      422,560,048
      Time, in excess of $100,000                           269,057,298      193,716,248
      Other time                                            124,645,285       62,945,833
                                                         --------------   --------------
      TOTAL DEPOSITS                                        944,893,333      865,932,374

   Federal funds purchased and securities sold
      under agreements to repurchase                         84,748,150       74,543,033
   Other short-term borrowings                                4,732,124        4,668,451
   Long-term borrowings                                      99,187,766      101,892,773
   Accrued expenses and other liabilities                     6,298,408        3,777,903
                                                         --------------   --------------
      TOTAL LIABILITIES                                   1,139,859,781    1,050,814,534
                                                         --------------   --------------

STOCKHOLDERS' EQUITY
   Common stock, no par value; authorized
      50,000,000 shares; 16,701,843 shares issued and
      outstanding at December 31, 2005 and 2004               3,000,000        3,000,000
   Additional paid-in capital                                32,000,000       32,000,000
   Retained earnings                                         71,950,620       62,565,046
   Accumulated other comprehensive income (loss)             (2,430,104)          54,930
                                                         --------------   --------------
      TOTAL STOCKHOLDERS' EQUITY                            104,520,516       97,619,976
                                                         --------------   --------------
                                                         $1,244,380,297   $1,148,434,510
                                                         ==============   ==============

                                        WEST BANCORPORATION, INC. & SUBSIDIARIES

CONSOLIDATED STATEMENTS OF INCOME(1)  Years Ended December 31, 2005, 2004 & 2003

                                                                  2005          2004          2003
                                                              -----------   -----------   -----------
INTEREST INCOME:
   Loans                                                      $50,361,321   $37,168,986   $32,633,401
   Securities:
      U.S. Treasury, government agencies and corporations       6,902,778     6,408,522     4,727,838
      States and political subdivisions                         4,098,811     2,399,378     1,725,250
      Other                                                     1,699,978     2,673,791     3,111,436
   Federal funds sold and other short-term investments            411,866       947,993     1,263,190
                                                              -----------   -----------   -----------
      TOTAL INTEREST INCOME                                    63,474,754    49,598,670    43,461,115

INTEREST EXPENSE:
   Demand and savings deposits                                  5,482,295     3,681,439     3,084,033
   Time deposits                                               10,458,667     3,759,910     2,665,970
   Federal funds purchased and securities
      sold under agreements to repurchase                       2,484,291       857,050     1,503,051
   Other short-term borrowings                                  1,682,784       444,120         8,564
   Long-term borrowings                                         4,993,772     5,209,148     3,877,773
                                                              -----------   -----------   -----------
      TOTAL INTEREST EXPENSE                                   25,101,809    13,951,667    11,139,391
                                                              -----------   -----------   -----------

      NET INTEREST INCOME                                      38,372,945    35,647,003    32,321,724

PROVISION FOR LOAN LOSSES                                       1,775,000     1,200,000       850,000
                                                              -----------   -----------   -----------
      NET INTEREST INCOME AFTER PROVISION FOR LOAN LOSSES      36,597,945    34,447,003    31,471,724
                                                              -----------   -----------   -----------
NONINTEREST INCOME:
   Service charges on deposit accounts                          4,659,509     4,968,077     4,984,373
   Trust services                                                 820,292       631,500       507,000
   Investment advisory fees                                     3,349,386     2,682,690       503,899
   Increase in cash value of bank-owned life insurance            843,122       869,423       666,785
   Proceeds from bank-owned life insurance                             --            --       821,254
   Net realized gains from securities available for sale          290,941       198,877       299,562
   Other income                                                 1,553,693     1,355,342     1,522,348
                                                              -----------   -----------   -----------
      TOTAL NONINTEREST INCOME                                 11,516,943    10,705,909     9,305,221
                                                              -----------   -----------   -----------
NONINTEREST EXPENSE:
   Salaries and employee benefits                              10,307,508     9,680,139     7,700,608
   Occupancy                                                    2,497,104     2,056,755     1,582,660
   Data processing                                              1,428,509     1,360,724     1,130,131
   Charitable contributions                                       146,990       147,584     1,483,516
   Other expenses                                               4,264,663     3,722,923     2,797,331
                                                              -----------   -----------   -----------
      TOTAL NONINTEREST EXPENSE                                18,644,774    16,968,125    14,694,246
                                                              -----------   -----------   -----------

      INCOME BEFORE INCOME TAXES                               29,470,114    28,184,787    26,082,699

INCOME TAXES                                                    9,395,361     9,570,310     8,800,071
                                                              -----------   -----------   -----------
      NET INCOME                                              $20,074,753   $18,614,477   $17,282,628
                                                              ===========   ===========   ===========
EARNINGS PER SHARE:
   Basic                                                      $      1.20   $      1.11   $      1.02
                                                              ===========   ===========   ===========

                                        WEST BANCORPORATION, INC. & SUBSIDIARIES

CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY(1)

                                      Years Ended December 31, 2005, 2004 & 2003

                                                                                                        ACCUMULATED
                                                                                                           OTHER          TOTAL
                                           COMPREHENSIVE                   ADDITIONAL      RETAINED    COMPREHENSIVE  STOCKHOLDERS'
                                               INCOME     COMMON STOCK  PAID-IN CAPITAL    EARNINGS    INCOME (LOSS)      EQUITY
                                           -------------  ------------  ---------------  ------------  -------------  -------------
BALANCE, DECEMBER 31, 2002                                 $3,000,000     $32,000,000    $ 49,792,716   $ 1,031,446   $ 85,824,162
COMPREHENSIVE INCOME
   Net income                               $17,282,628            --              --      17,282,628            --     17,282,628
   Other comprehensive income,
      unrealized gains on securities,
      net of reclassification adjustment,
      net of tax                                 68,127            --              --              --        68,127         68,127
                                            -----------
TOTAL COMPREHENSIVE INCOME                  $17,350,755
                                            ===========
Cash dividends declared, $0.610 per share                          --              --     (10,278,573)           --    (10,278,573)
                                                           ----------     -----------    ------------   -----------   ------------
BALANCE, DECEMBER 31, 2003                                  3,000,000      32,000,000      56,796,771     1,099,573     92,896,344
COMPREHENSIVE INCOME
   Net income                               $18,614,477            --              --      18,614,477            --     18,614,477
   Other comprehensive loss,
      unrealized (losses) on securities,
      net of reclassification adjustment,
      net of tax                             (1,044,643)           --              --              --    (1,044,643)    (1,044,643)
                                            -----------
TOTAL COMPREHENSIVE INCOME                  $17,569,834
                                            ===========
Cash dividends declared, $0.625 per share                          --              --     (10,483,877)           --    (10,483,877)
Purchase of fractional shares
   resulting from stock dividend                                   --              --          (2,090)           --         (2,090)
Shares reacquired under the
   common stock repurchase plan                                    --              --      (2,360,235)           --     (2,360,235)
                                                           ----------     -----------    ------------   -----------   ------------
BALANCE, DECEMBER 31, 2004                                  3,000,000      32,000,000      62,565,046        54,930     97,619,976
COMPREHENSIVE INCOME
   Net income                               $20,074,753            --              --      20,074,753            --     20,074,753
   Other comprehensive loss,
      unrealized (losses) on securities,
      net of reclassification adjustment,
      net of tax                             (2,485,034)           --              --              --    (2,485,034)    (2,485,034)
                                            -----------
TOTAL COMPREHENSIVE INCOME                  $17,589,719
                                            ===========
Cash dividends declared, $0.640 per share                          --              --     (10,689,179)           --    (10,689,179)
                                                           ----------     -----------    ------------   -----------   ------------
BALANCE, DECEMBER 31, 2005                                 $3,000,000     $32,000,000    $ 71,950,620   $(2,430,104)  $104,520,516
                                                           ==========     ===========    ============   ===========   ============

FORM 10-K

A copy of the Company's annual report to the Securities and Exchange Commission on Form 10-K will be mailed when available without charge to shareholders upon written request to the Chief Financial Officer. The annual report will also be available on the Securities and Exchange Commission's website at http://www.sec.gov/edgar/searchedgar/webusers.htm and through a link on the Company's investor relations web page at www.westbankiowa.com.

                                        WEST BANCORPORATION, INC. & SUBSIDIARIES

STOCK INFORMATION

West Bancorporation, Inc. common stock is traded on the NASDAQ National Market and quotations are furnished by the NASDAQ System. There were 314 common stockholders of record on December 31, 2005, and an estimated 800 additional beneficial holders whose stock was held in street name by brokerage houses.

MARKET AND DIVIDEND INFORMATION (1)(2)

                  HIGH      LOW    DIVIDENDS
                 ------   ------   ---------
2005
   1st quarter   $19.25   $15.93     $0.160
   2nd quarter    19.09    15.34      0.160
   3rd quarter    20.02    17.25      0.160
   4th quarter    19.95    17.50      0.160

2004
   1st quarter   $17.14   $15.40     $0.152
   2nd quarter    17.14    13.93      0.152
   3rd quarter    17.54    14.76      0.160
   4th quarter    18.15    16.21      0.160

(1) In July 2004, the Company's Board of Directors authorized a 5% common stock dividend. Per-share numbers in this report have been adjusted for that stock dividend.

(2) The prices shown are the high and low sale prices for the Company's common stock. The market quotations, reported by NASDAQ, do not include retail markup, markdown or commissions.

NASDAQ SYMBOL: WTBA            WALL STREET JOURNAL AND OTHER NEWSPAPERS: WestBcp

TRANSFER AGENT/DIVIDEND PAYING AGENT

Illinois Stock Transfer Company
209 West Jackson Boulevard, Suite 903
Chicago, Illinois 60606-6905
800-757-5755
www.illinoisstocktransfer.com

GENERAL COUNSEL

Ahlers & Cooney P.C.
100 Court Avenue
Suite 600
Des Moines, Iowa 50309

INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

McGladrey & Pullen, LLP
400 Locust Street
Suite 640
Des Moines, Iowa 50309

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors of West Bancorporation, Inc.:

We have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheets of West Bancorporation, Inc. and subsidiaries as of December 31, 2005, and 2004, and the related consolidated statements of income, stockholders' equity, and cash flows (not presented herein) for each of the three years in the period ended December 31, 2005 and in our report dated February 7, 2006, we expressed an unqualified opinion on those consolidated financial statements.

In our opinion, the information set forth in the accompanying condensed consolidated financial statements appearing in this report is fairly presented, in all material respects, in relation to the consolidated financial statements from which it has been derived.

                                                     /s/ MCGLADREY & PULLEN, LLP

Des Moines, Iowa
February 7, 2006

WEST BANCORPORATION, INC. AND SUBSIDIARIES' BOARDS OF DIRECTORS

JON K. AUGUSTINE (3)
Managing Director, WB Capital Management Inc.

FRANK W. BERLIN (1,2,7,8)
President, Frank W. Berlin & Associates

THOMAS A. CARLSTROM (2)
Neurosurgeon

JOYCE A. CHAPMAN (2,3,4)
Executive Vice President, West Bank
Vice President, West Bancorporation, Inc.

STEVEN G. CHAPMAN (1,2,8)
Chairman, President & CEO, ITAGroup, Inc.

CHRISTOPHER C. COOK (3)
Managing Director, WB Capital Management Inc.

MICHAEL A. COPPOLA (1,2,6,8)
President, Coppola Enterprises, Inc.

ORVILLE E. CROWLEY (1,5,7)
President, Linden Lane Farms

CRAIG P. DAMOS (2)
Senior Vice President & Vertical Growth Officer,
The Weitz Company

SCOTT D. ELTJES (3,4)
Managing Director and
Head of WB Capital Management Inc.

KAREN J. GREEN (3)
Managing Director, WB Capital Management Inc.

DOUGLAS R. GULLING (2,3,4)
Executive Vice President & Chief Financial Officer,
West Bancorporation, Inc.
Chief Financial Officer, West Bank Treasurer, WB
Capital Management Inc. Treasurer, Investors
Management Group, Ltd.

HARLAN D. HOCKENBERG (5)
Attorney, Sullivan & Ward, P.C.

PAUL R. KNAPP (5)
Vice President, Knapp Properties, Inc.

JEFFREY D. LORENZEN (4)
President & Chief Investment Officer,
Investors Management Group, Ltd.

KAYE R. LOZIER (2)
Director of Development, Greater Des Moines Community Foundation

EUGENE T. MEYER (2)
Director, Division of Criminal Investigation, State of Iowa
Mayor of West Des Moines

DAVID R. MILLIGAN (2)
Vice Chairman, West Bank

GEORGE D. MILLIGAN (1,2,8)
President, The Graham Group, Inc.

AMY MITCHELL (4)
Vice President & Secretary, Investors Management Group, Ltd.

THOMAS E. MYERS (3)
Managing Director, WB Capital Management Inc.

ROBERT G. PULVER (1,2,7,8)
President & CEO, All State Industries, Inc.

KEVIN J. SMITH (3)
Senior Vice President, West Bank

THOMAS E. STANBERRY (1,2,3,4)
Chairman, President, & CEO, West Bancorporation, Inc.
Chairman & CEO, West Bank
Chairman, WB Capital Management Inc.
Chairman, Investors Management Group, Ltd.

JACK G. WAHLIG (1,2,6)
President, Integrus Financial, L.C.
Vice Chairman, West Bancorporation

RODNEY S. WEIKERT (4)
Senior Vice President, West Bank

CONNIE WIMER (1,2,6)
Publisher, Business Publications

BRAD L. WINTERBOTTOM (2,3,4)
President, West Bank
Vice President, West Bancorporation

----------
(1)  Director of West Bancorporation, Inc.

(2)  Director of West Bank

(3)  Director of WB Capital Management Inc.

(4)  Director of Investors Management Group, Ltd.

(5)  Director Emeritus of West Bank

(6)  Audit Committee

(7)  Compensation Committee

(8)  Nominating & Corporate Governance Committee

WEST BANK OFFICERS

EXECUTIVE OFFICERS
SHAREN K. SURBER
LYNN E. ROWAT

SENIOR VICE PRESIDENTS
THOMAS J. CILEK
RONALD H. DEGEN
CATHERINE L. MACKAY
MARC J. MEYER

SENIOR TRUST OFFICER
CAROL T. STONE

VICE PRESIDENTS
MICHELE A. BELDEN
WILLIAM S. BOWLES
RUSSELL W. BREAZEALE
GREGORY L. DOCKUM
JOHN R. HUMESTON
ALICE A. JENSEN
PAM K. KELLER
J. CRAIG KROUCH
KEITH A. KURTH
JOHN F. MCKINNEY III
DANIEL L. MCNACE
GEORGANN R. MEFFERD
ALLEN R. PETERSEN
JOHN A. POLEY
MARIE I. ROBERTS
JOHN J. STONE
KAY A. TRAGER
RYAN D. WEDEMEYER

WEST BANK LOCATIONS

DES MOINES MARKET
Main Bank
1601 22nd - West Des Moines

Grand
125 Grand Ave - West Des Moines

Urbandale
3255 99th St - Urbandale

North
3839 Merle Hay Rd - Des Moines

City Center
809 6th Ave - Des Moines

Skywalk
501 Locust #214 - Des Moines

East
2742 Hubbell - Des Moines

South
SW 9th & Watrous - Des Moines

EASTERN IOWA MARKET
Downtown
229 S. Dubuque Street - Iowa City

East
1910 Lower Muscatine Road - Iowa City

Coralville
1150 5th Street - Coralville

CUSTOMER SERVICE
Des Moines: 515.222.2360
Iowa City/Coralville: 319.351.4121
24 Hour Telephone Banking:
515.222.0314 / toll free 866.815.7858

VMF CAPITAL
1415 28th Street
Suite 200
West Des Moines, IA 50266

118 Third Ave SE
Suite 700
Cedar Rapids, IA 52401

Phone: 800.343.7084

INVESTORS MANAGEMENT GROUP

1415 28th Street
Suite 200
West Des Moines, IA 50266
Phone: 800.798.1819

WEST BANCORPORATION
1601 22nd Street
Suite 209
West Des Moines, IA 50266
Phone: 515.222.2300

                              WWW.WESTBANKIOWA.COM

                                   Member FDIC

                           (EQUAL HOUSING LENDER LOGO)

              We want you to know: Investment products provided by
                    VMF Capital & Investors Management Group

                        ARE NOT     MAY LOSE   ARE NOT BANK
                     FDIC INSURED     VALUE     GUARANTEED

          Accounts offered through VMF Capital & Investors Management
               Group, non-bank affiliates of West Bancorporation.